November 26, 2013

Mr. Dominic Minore United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you in your conversation with my colleague, Susan Hoaglund, on November 26, 2013, regarding Pre-Effective Amendment No. 4 to the Fund’s registration statement on Form N-2 (“Registration Statement”) filed on November 26, 2013.

The Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) should the Commission or the staff, acting pursuant to delegated  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund undertakes to file with the Commission, pursuant to Rule 497 under the Securities Act of 1933, as amended, a final form of Prospectus and Statement of Additional Information for the Fund incorporating the proposed revisions described herein as soon as practicable following the effectiveness of the Registration Statement.

Your comments on the Prospectus and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus Summary-Risks-Non-bank Lending Institutions Risk

1.
Comment:  Please rewrite the sentence beginning with “However” to read as follows:   “However, because a first loss position is a contractual provision between the Fund and the Non-bank Lender, it will not protect the Fund in the event of fraud or insolvency of the Non-bank Lender.”

Mr. Dominic Minore
November 26, 2013

Response:  The Fund responds by revising the disclosure as requested.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer